                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                              (Amendment No.     1*    )
                                             ---------

                                  BYL BANCORP
                                  -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                        (Title and Class of Securities)

                                   056064108
                                   ---------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 14, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* Final Amendment


                                                        Exhibit Index at page 17
Page 1 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE     2   OF   50   PAGES
                                                    --------  --------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             Financial Institution Partners, L.P. /  52-1899611
-------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS

             WC   OO
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             Organized: State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING             77,333 SHARES
PERSON WITH  -------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER
                    77,333 SHARES
--------------------------------------------------------------------------------
      10.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             77,333 SHARES
--------------------------------------------------------------------------------
      11.    DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
      12.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             3.06%
--------------------------------------------------------------------------------
      13.    TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


Page 2 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE   3    OF   50    PAGES
                                                   --------  ---------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             Hovde Capital, Inc. /  52-1891904
--------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             Incorporated: State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING           77,333 SHARES
PERSON WITH  -------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER
                    77,333 SHARES
--------------------------------------------------------------------------------
       10.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             77,333 SHARES
--------------------------------------------------------------------------------
       11.   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
       12.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             3.06%
--------------------------------------------------------------------------------
       13.   TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------


Page 3 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE    4    OF   50   PAGES
                                                    --------  --------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             Eric D. Hovde /  ###-##-####
--------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS

             PF OO
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             U.S.
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES              4,000 SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING           91,999 SHARES
PERSON WITH(1)------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER
                    4,000 SHARES
             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER
                    91,999 SHARES
--------------------------------------------------------------------------------
       10.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             95,999 SHARES
--------------------------------------------------------------------------------
       11.   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
       12.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             3.80%
--------------------------------------------------------------------------------
       13.   TYPE OF REPORTING PERSON

             IN OO
--------------------------------------------------------------------------------

--------------

(1) Of the 95,999 Shares beneficially owned by Eric D. Hovde, 10,000 of the Shares beneficially owned are as sole trustee for the Foundation, 4,666 of the Shares beneficially owned are as trustee for the Plan, 77,333 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc. and 4,000 of the Shares beneficially owned are held directly.



Page 4 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE    5   OF   50    PAGES
                                                   --------  ---------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             Steven D. Hovde/ ###-##-####
--------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             U.S.
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING           81,999 SHARES
PERSON WITH(2)------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER
                    81,999 SHARES
--------------------------------------------------------------------------------
       10.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             81,999 SHARES
--------------------------------------------------------------------------------
       11.   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
       12.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             3.25%
--------------------------------------------------------------------------------
       13.   TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------

-----------------

(2) Of the 81,999 Shares beneficially owned by Steven D. Hovde, 4,666 of the Shares beneficially owned are as trustee for the Plan and 77,333 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc.


Page 5 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE   6    OF   50    PAGES
                                                   --------  ---------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             Hovde Financial, Inc. Profit Sharing Plan and Trust/  52-1844197
--------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS

             WC OO
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             Organized: District of Columbia
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING           4,666 SHARES
PERSON WITH  -------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    4,666 SHARES
--------------------------------------------------------------------------------
       10.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             4,666 SHARES
--------------------------------------------------------------------------------
       11.   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
       12.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             0.002%
--------------------------------------------------------------------------------
       13.   TYPE OF REPORTING PERSON

             EP
--------------------------------------------------------------------------------



Page 6 of 50 Pages

--------------------------------------------------------------------------------
CUSIP NUMBER 056064108                         PAGE    6   OF    50   PAGES
                                                   --------  ---------
--------------------------------------------------------------------------------
       1.    NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
             PERSON

             The Eric D. Hovde Foundation /  52-2107093
--------------------------------------------------------------------------------
       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
       3.    SOURCE OF FUNDS

             WC OO
--------------------------------------------------------------------------------
       4.    IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
             2(d) AND 2(e)

             NO
--------------------------------------------------------------------------------
       5.    CITIZENSHIP OR PLACE OF ORIGIN

             Organized: DISTRICT OF COLUMBIA
--------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY     -------------------------------------------------------------------
EACH           7.   SHARED VOTING POWER
REPORTING           10,000 SHARES
PERSON WITH  -------------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

             -------------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER
                    10,000 SHARES
--------------------------------------------------------------------------------
       10.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             10,000 SHARES
--------------------------------------------------------------------------------
       11.   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

             NO
--------------------------------------------------------------------------------
       12.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

             0.40%
--------------------------------------------------------------------------------
       13.   TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------





Page 7 of 50 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, no par value (the "Shares"), of BYL Bancorp (the "Issuer"). The address of the principal executive offices of the Issuer is 1875 North Tustin Avenue, Orange, California 92865.


ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership"), Hovde Capital, Inc., Eric D. Hovde, Steven D. Hovde, Hovde Financial, Inc. Profit Sharing Plan and Trust (the "Plan"), and The Eric D. Hovde Foundation (the "Foundation"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner (the "General Partner") of the Limited Partnership. Eric D. Hovde is a controlling shareholder of Hovde Capital, Inc., a trustee of the Plan, and the sole trustee of the Foundation. Steven D. Hovde is a controlling shareholder of Hovde Capital, Inc. and a trustee of the Plan.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.





Page 8 of 50 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of February 10, 1999, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 2,526,236 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnership and the General Partner share voting and investment power with respect to the Shares. Neither the General Partner, its executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares owned by the Partnership and the Shares owned by the Plan and the Foundation.

         (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of February 10, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Furthermore, Schedule 4 describes transactions in the Shares effected in the sixty (60) days prior to August 14, 1998, the date on which the Reporting Persons were no longer subject to the reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended.

         (d)  None.





Page 9 of 50 Pages

         (e) The Reporting Persons ceased beneficial ownership of more than five percent of the Shares on August 14, 1998.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
         ---------------------------------

Exhibit A -      Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)
Exhibit B -      [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT]
Exhibit C -      Customer Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P.
Exhibit D -      Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P.
Exhibit E -      Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P.
Exhibit F -      Customer Agreement between NationsBanc Montgomery Securities and Eric D. Hovde
Exhibit G -      Prime Broker Agreement between NationsBanc Montgomery Securities and Eric D. Hovde
Exhibit H -      Customer Agreement between NationsBanc Montgomery Securities and Hovde Financial, Inc. Profit Sharing Plan and
                 Trust.
Exhibit I -      Prime Broker Agreement between NationsBanc Montgomery Securities and Hovde Financial, Inc. Profit Sharing Plan and
                 Trust.
Exhibit J -      Customer Agreement between NationsBanc Montgomery Securities and The Eric D. Hovde Foundation.





Page 10 of 50 Pages

                                   Signatures


         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                   FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                   By:              /s/ Eric D. Hovde
                           ---------------------------------------------------
                           Eric D. Hovde
                   Its:    President

                   HOVDE CAPITAL, INC.

                   By:              /s/ Eric D. Hovde
                           ---------------------------------------------------
                           Eric D. Hovde
                   Its:    President

                   ERIC D. HOVDE

                           /s/ Eric D. Hovde
                   -----------------------------------------------------------

                   STEVEN D. HOVDE

                           /s/ Steven D. Hovde
                   -----------------------------------------------------------

                   HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

                   By:              /s/ Eric D. Hovde
                           ---------------------------------------------------

                   Its:             Trustee
                           ---------------------------------------------------

                   THE ERIC D. HOVDE FOUNDATION

                   By:              /s/ Eric D. Hovde
                           ---------------------------------------------------

                   Its:             Trustee
                           ---------------------------------------------------

Dated:   2/10/1999





Page 11 of 50 Pages

                                   SCHEDULE 1

                   INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------

Financial Institution Partners, L.P.                        Limited partnership formed to make
                                                            investments primarily in equity securities of financial institutions.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         Corporation formed to serve as the
                                                            general partner of Financial Institution Partners, L.P.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware

Hovde Financial, Inc. Profit Sharing                        Profit sharing plan for employees of Hovde Financial, Inc.
Plan and Trust                                              1826 Jefferson Place, N.W.
                                                            Washington, D.C. 20036
                                                            Organized:  District of Columbia

The Eric D. Hovde Foundation                                Charitable foundation formed to further research regarding and treatment of multiple sclerosis.
                                                            1826 Jefferson Place, N.W.
                                                            Washington, D.C. 20036
                                                            Organized:  District of Columbia





Page 12 of 50 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
PERSONS

 NAME                                     PRINCIPAL OCCUPATION
 ADDRESS                                  BUSINESS ADDRESS                     CITIZENSHIP
 -------                                  ----------------                     -----------

 Steven D. Hovde(3)                       Investment banker                    U.S.
 1629 Colonial Parkway                    Hovde Financial, Inc.
 Inverness, Illinois 60067                1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Investment banking firm

 Eric D. Hovde(4)                         Investment banker                    U.S.
 1826 Jefferson Place, NW                 Hovde Financial, Inc.
 Washington, D.C. 20036                   1826 Jefferson Place, NW
                                          Washington, D.C. 20036
                                          Investment banking firm





--------------------

(3) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.; a trustee  of the Plan.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.; a trustee of the Plan; sole trustee of the Foundation.

Page 13 of 50 Pages

                                   SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                   AMOUNT
                                                   ORIGINALLY
                          TOTAL                    FINANCED/                 SOURCE OF
NAME                      CONSIDERATION            CURRENT BALANCE           FUNDS*
----------------------------------------------------------------------------------------------

Financial                 $767,488.55              $268,620.99/              Working Capital/
Institution                                        $498,867.56               Margin Account*
Partners, L.P.

Hovde Capital,            $767,488.55              $268,620.99/              Working Capital/
Inc.                                               $498,867.56               Margin Account of Affiliate

Eric D. Hovde             $42,183.00               $14,764.05/               Working Capital/
                                                   $27,418.95                Margin Account**

Hovde Financial,          $36,744.75               $13,999.75/               Working Capital,
Inc. Profit Sharing                                $22,745.00                Margin Account***
Plan and Trust

The Eric D. Hovde         $105,453.00              $36,908.55/               Working Capital/
Foundation                                         $68,544.45                Margin Account****



----------------------------------

* $498,867.56 was financed through a Margin Account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
** $27,418.95 was financed through a Margin Account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
*** $22,745.00 was financed through a Margin Account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
**** $68,544.45 was financed through a Margin Account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.





Page 14 of 50 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                                     APPROXIMATE
NAME                                       NUMBER OF SHARES                          PERCENTAGE
----                                       ----------------                          ----------

Financial Institution                      77,333                                    3.06%
Partners, L.P.

Hovde Capital, Inc.                        77,333                                    3.06%

Eric D. Hovde(5)                           95,999                                    3.80%

Steven D. Hovde(6)                         81,999                                    3.25%

Hovde Financial, Inc. Profit               4,666                                     0.002%
Sharing Plan and Trust

The Eric D. Hovde Foundation               10,000                                    0.40%

----------------------------------------------------------------------------------------------
Aggregate Shares Held by                   95,999                                    3.80%
Reporting Persons





--------------------

(5) Of the 95,999 Shares beneficially owned by Eric D. Hovde, 10,000 of the Shares beneficially owned are as sole trustee for the Foundation, 4,666 of the Shares beneficially owned are as trustee for the Plan, 77,333 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc. and 4,000 of the Shares beneficially owned are held directly.

(6) Of the 81,999 Shares beneficially owned by Steven D. Hovde, 4,666 of the Shares beneficially owned are as trustee for the Plan, and 77,333 of the Shares beneficially owned are as controlling shareholder/director of Hovde Capital, Inc.

Page 15 of 50 Pages

                                   SCHEDULE 4


The Reporting Persons have not effected any transactions in the Shares within sixty (60) days of February 10, 1999.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of August 14, 1998:

--------------------------------------------------------------------------------------------
                  Transaction    Number of        Transaction     Transaction     Broker
                  Date           Shares           Price           Type
--------------------------------------------------------------------------------------------
 The Eric D.      6/30/98        10,000           $10.5453        Buy             Montgomery
 Hovde                                                                            Securities
 Foundation
--------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                  Transaction    Number of        Transaction     Transaction     Broker
                  Date           Shares           Price           Type
--------------------------------------------------------------------------------------------
 Eric D. Hovde    6/30/98        10,000           $10.5453        Sell            Montgomery
                                                                                  Securities
--------------------------------------------------------------------------------------------





Page 16 of 50 Pages

                                 EXHIBIT INDEX

                                                                                     Page

Exhibit A -      Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)                  18

Exhibit B -      [OMITTED - - FILED PURSUANT TO REQUEST                              19
                 FOR CONFIDENTIAL TREATMENT]

Exhibit C -      Customer Agreement between NationsBanc                              21
                 Montgomery Securities and Financial Institution
                 Partners, L.P.

Exhibit D -      Prime Broker Agreement between NationsBanc                          25
                 Montgomery Securities and Financial Institution
                 Partners, L.P.

Exhibit E -      Partnership Agreement between NationsBanc                           28
                 Montgomery Securities and Financial Institution
                 Partners, L.P.

Exhibit F -      Customer Agreement between NationsBanc                              31
                 Montgomery Securities and Eric D. Hovde

Exhibit G -      Prime Broker Agreement between NationsBanc                          35
                 Montgomery Securities and Eric D. Hovde

Exhibit H -      Customer Agreement between NationsBanc                              39
                 Montgomery Securities and Hovde Financial, Inc. Profit
                 Sharing Plan and Trust.

Exhibit I -      Prime Broker Agreement between NationsBanc                          43
                 Montgomery Securities and Hovde Financial, Inc. Profit
                 Sharing Plan and Trust.

Exhibit J -      Customer Agreement between NationsBanc                              47
                 Montgomery Securities and The Eric D. Hovde Foundation.





Page 17 of 50 Pages

                                                                       EXHIBIT A
          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

         Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

             FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

             By:             /s/ Eric D. Hovde
                     ---------------------------------------------------
                     Eric D. Hovde
             Its:    President

             HOVDE CAPITAL, INC.

             By:     /s/ Eric D. Hovde
                     ---------------------------------------------------
                     Eric D. Hovde
             Its:    President

             ERIC D. HOVDE

                     /s/ Eric D. Hovde
             -----------------------------------------------------------

             STEVEN D. HOVDE

                     /s/ Steven D. Hovde
             -----------------------------------------------------------

             HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

             By:              /s/ Eric D. Hovde
                     ---------------------------------------------------

             Its:             Trustee
                     ---------------------------------------------------

             THE ERIC D. HOVDE FOUNDATION

             By:              /s/ Eric D. Hovde
                     ---------------------------------------------------

             Its:             Trustee
                     ---------------------------------------------------

Dated:  2/10/1999





Page 18 of 50 Pages

                  BRACKETS USED TO DENOTE LOCATION OF PORTIONS
            OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT





Page 19 of 50 Pages

                                                                       EXHIBIT B





                                   [OMITTED]





Page 20 of 50 Pages

                                                                       EXHIBIT C

                               CUSTOMER AGREEMENT

  This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.





Page 21 of 50 Pages

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

 .        ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

 .        THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT,
         INCLUDING THE RIGHT TO JURY TRIAL.

 .        PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT
         FROM COURT PROCEEDINGS.

 .        THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR
         LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

 .        THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
         ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.





Page 22 of 50 Pages

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)   the class certification is denied;
(ii)  the class is decertified; or
(iii) the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.





Page 23 of 50 Pages

                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

   BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

   THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

   IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. PERSONS SIGNING ON BEHALF OF OTHERS PLEASE INDICATE TITLE OR CAPACITY IN WHICH YOU HAVE SIGNED.



         Financial Institution Partners, L.P.
------------------------------------------------------------
                (TYPED OR PRINTED NAME)

         By: Hovde Capital, Inc., general partner
         By: Richard J. Perry, Jr., Secretary
------------------------------------------------------------
                    (SIGNATURE)

         /s/ Richard J. Perry, Jr.
------------------------------------------------------------
                    (SIGNATURE)


         1824 Jefferson Place, N.W.
------------------------------------------------------------
                  (MAILING ADDRESS)

Washington                        DC               20036
------------------------------------------------------------
   (CITY)                      (STATE)            (ZIP)

                          2/4/98
------------------------------------------------------------
                           (DATE)


Acct.
No:
   --------------------------------------------





Page 24 of 50 Pages

                                                                       EXHIBIT D

NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed- between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.





Page 25 of 50 Pages

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.





Page 26 of 50 Pages

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11. NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.





Page 27 of 50 Pages

18.  (a)  ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

         (b) THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

         (c) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

         (d) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATIONS OR RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

         (e) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.



Financial Institution Partners, L.P.
---------------------------------------------------
CUSTOMER OR INVESTMENT ADVISOR                              ACCEPTED AND AGREED TO:
                                                            NATIONSBANC MONTGOMERY
By:   HOVDE CAPITAL, INC., general partner                  SECURITIES LLC AS PRIME BROKER

By:              /s/ Richard J. Perry, Jr.                  By:     /s/ Glenn Dailey
    -----------------------------------------------             -----------------------------------------------


Richard J. Perry, Jr., Secretary                                    Senior Managing Director
---------------------------------------------------         ---------------------------------------------------
         Print Name and Title                                                Print Name and Title


Date:    2/4/98                                             Date:    2/5/98
     ----------------------------------------------              ----------------------------------------------





Page 28 of 50 Pages

                                                                       EXHIBIT E

NationsBanc Montgomery Securities LLC
                                         --------------------------------
                                         ACCOUNT NUMBER

                                         --------------------------------
                                         ACCOUNT NAME

                             PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                                               Steven D. Hovde
--------------------------------------                      --------------------------------

Richard J. Perry, Jr.                                       Braddock J. LaGrua
--------------------------------------                      --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name   N/A                                           Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------
*or attach signature page(s) of partnership





Page 29 of 50 Pages

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

Name                                                 Occupation
    ---------------------------------------------                -------------------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

CUSTOMER CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.


                                                            Very truly yours,

                                                            HOVDE CAPITAL, INC.

Dated:   2/4/98                                            By:    /s/ Richard J. Perry, Jr.
      -------------------------------------                   -----------------------------------------------
                                                              General Partner(s)

                                                              --------------------------------


                                                              --------------------------------





Page 30 of 50 Pages

                                                                       EXHIBIT F

                               CUSTOMER AGREEMENT

  This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.





Page 31 of 50 Pages

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

 .        ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

 .        THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT,
         INCLUDING THE RIGHT TO JURY TRIAL.

 .        PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT
         FROM COURT PROCEEDINGS.

 .        THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR
         LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

 .        THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
         ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.





Page 32 of 50 Pages

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)   the class certification is denied;
(ii)  the class is decertified; or
(iii) the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.





Page 33 of 50 Pages

                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

   BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

   THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

   IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. PERSONS SIGNING ON BEHALF OF OTHERS PLEASE INDICATE TITLE OR CAPACITY IN WHICH YOU HAVE SIGNED.



         Eric D. Hovde
------------------------------------------------------------
              (TYPED OR PRINTED NAME)

         /s/ Eric D. Hovde
------------------------------------------------------------
                   (SIGNATURE)

                          .
------------------------------------------------------------
                   (SIGNATURE)


         1824 Jefferson Place, N.W.
------------------------------------------------------------
                  (MAILING ADDRESS)

Washington                        DC               20036
------------------------------------------------------------
   (CITY)                      (STATE)            (ZIP)

                          2/13/98
------------------------------------------------------------
                         (DATE)


Acct.
No:
   --------------------------------------------





Page 34 of 50 Pages

                                                                       EXHIBIT G

NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.





Page 35 of 50 Pages

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.





Page 36 of 50 Pages

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11. NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.





Page 37 of 50 Pages

18.  (a)  ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

         (b) THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

         (c) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

         (d) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATIONS OR RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

         (e) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.



/s/  Eric D. Hovde                         .
------------------------------------------------------------
CUSTOMER OR INVESTMENT ADVISOR                              ACCEPTED AND AGREED TO:
                                                            NATIONSBANC MONTGOMERY
                                                            SECURITIES LLC AS PRIME BROKER

By:                                                         By:     /s/ Glenn Dailey
    -----------------------------------------------             --------------------------------------


                                                                    Senior Managing Director
---------------------------------------------------         ------------------------------------------
         Print Name and Title                                                Print Name and Title


Date:    2/13/98                                            Date:   2/13/98
     ----------------------------------------------              -------------------------------------





Page 38 of 50 Pages

                                                                       EXHIBIT H

                               CUSTOMER AGREEMENT

  This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.





Page 39 of 50 Pages

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

 .        ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

 .        THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT,
         INCLUDING THE RIGHT TO JURY TRIAL.

 .        PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT
         FROM COURT PROCEEDINGS.

 .        THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR
         LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

 .        THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
         ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.





Page 40 of 50 Pages

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.





Page 41 of 50 Pages

                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

   BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

   THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

   IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. PERSONS SIGNING ON BEHALF OF OTHERS PLEASE INDICATE TITLE OR CAPACITY IN WHICH YOU HAVE SIGNED.



         Hovde Financial Profit Sharing
------------------------------------------------------------
                (TYPED OR PRINTED NAME)

         /s/ Eric D. Hovde
------------------------------------------------------------
                     (SIGNATURE)

         /s/ Steven D. Hovde
------------------------------------------------------------
                     (SIGNATURE)



------------------------------------------------------------
                   (MAILING ADDRESS)


------------------------------------------------------------
   (CITY)                        (STATE)            (ZIP)

                          4/17/98
------------------------------------------------------------
                          (DATE)


Acct.
No:
   ---------------------------------------------------------





Page 42 of 50 Pages

                                                                       EXHIBIT I

NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.





Page 43 of 50 Pages

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.





Page 44 of 50 Pages

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11. NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.





Page 45 of 50 Pages

18.  (a)  ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

         (b) THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO A JURY TRIAL.

         (c) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

         (d) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR SEEK MODIFICATIONS OR RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

         (e) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.



Hovde Financial Profit Sharing    .
-------------------------------------------
CUSTOMER OR INVESTMENT ADVISOR                              ACCEPTED AND AGREED TO:
                                                            NATIONSBANC MONTGOMERY
                                                            SECURITIES LLC AS PRIME BROKER

By:      /s/ Eric D. Hovde                                  By:     /s/ Glenn Dailey
    ---------------------------------------                     --------------------------------------


                                                                    Senior Managing Director
-------------------------------------------                 ------------------------------------------
         Print Name and Title                                                Print Name and Title


Date:    5/6/98                                             Date:   5/11/98
     --------------------------------------                      -------------------------------------





Page 46 of 50 Pages

                                                                       EXHIBIT J

                               CUSTOMER AGREEMENT

  This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.





Page 47 of 50 Pages

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

 .        ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

 .        THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT,
         INCLUDING THE RIGHT TO JURY TRIAL.

 .        PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT
         FROM COURT PROCEEDINGS.

 .        THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR
         LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

 .        THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
         ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.





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
YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17. LIMIT ORDERS. NationsBanc Montgomery Securities LLC reserves the right to not accept from customers limit orders in NASDAQ or over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.





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
                                                                     CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

   BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

   THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

   IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. PERSONS SIGNING ON BEHALF OF OTHERS PLEASE INDICATE TITLE OR CAPACITY IN WHICH YOU HAVE SIGNED.



         The Eric D. Hovde Foundation
------------------------------------------------------------
              (TYPED OR PRINTED NAME)

         By:  /s/ Eric D. Hovde
------------------------------------------------------------
                     (SIGNATURE)


------------------------------------------------------------
                     (SIGNATURE)


         1824 Jefferson Place, N.W.
------------------------------------------------------------
                   (MAILING ADDRESS)

Washington                        DC               20036
------------------------------------------------------------
   (CITY)                      (STATE)            (ZIP)

                 June 30, 1998
------------------------------------------------------------
                     (DATE)


Acct.
No:
   ---------------------------------------------------------





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